April 26, 2022

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:               Erin Donahue

Re:          Sono Group N.V.

Registration Statement on Form F-1 (File No. 333-264482)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement and offering, we, the representatives of the underwriters (the “Representatives”), wish to advise you that, pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, the underwriters have distributed approximately 1000 copies of the Preliminary Prospectus dated April 26, 2022 through the date hereof, to underwriters, dealers, institutions and others.

We confirm that we will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

In accordance with Rule 461 of the Securities Act, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on April 28, 2022 or as soon thereafter as practicable.

[signature pages follow]

Very truly yours,

BERENBERG CAPITAL MARKETS LLC

For themselves and as representatives

of the syndicate of underwriters for the offering

By: BERENBERG CAPITAL MARKETS LLC

By:	/s/ Zachary Brantly
Name: Zachary Brantly
Title: Head of U.S. Investment Banking

By:	/s/ Matthew Rosenblatt
Name: Matthew Rosenblatt
Title: CCO & Ops Principal

[SIGNATURE PAGE TO ACCELERATION REQUEST OF THE UNDERWRITERS]

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Very truly yours,

CANTOR FITZGERALD & CO.

For themselves and as representatives

of the syndicate of underwriters for the offering

By: CANTOR FITZGERALD & CO.

By:	/s/ Sage Kelly
Name: Sage Kelly
Title: Global Head of Investment Banking

[SIGNATURE PAGE TO ACCELERATION REQUEST OF THE UNDERWRITERS]

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Very truly yours,

B. RILEY SECURITIES, INC.

For themselves and as representatives

of the syndicate of underwriters for the offering

By: B. RILEY SECURITIES, INC.

By:	/s/ Patrice McNicoll
Name: Patrice McNicoll
Title: Co-Head of Investment Banking

[SIGNATURE PAGE TO ACCELERATION REQUEST OF THE UNDERWRITERS]

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